UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated May 5, 2016	1
2.	Relevant Event, dated May 5, 2016	10

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Grifols’ revenues increase by +5.6% to
Euros 959 million, driven by growth of
+10.9% for the Bioscience Division

•                 The Bioscience Division grows by +10.9% (+6.3% cc(1)) and generates revenues of Euros 754.9 million. Positive growth of sales of the main plasma proteins

•                 Recurring revenues (excluding Raw Materials and Others) rise by +7.1% (+2.9% cc) to Euros 938.8 million

•                 The company continues to strengthen its geographical expansion: sales in ROW (Rest of World) increase by +15.6% (+15.8 cc)

•                 Solid operating results: EBITDA rises to Euros 282.5 million (+0.9%) and the EBITDA margin stands at 29.5% of revenues

•                 Increased depreciation charges for the new fractionation plant and a higher effective tax rate have a negative impact on net profit, which amounts to Euros 125.2 million and represents 13.1% of revenues

•                 The progressive reduction of leverage continues. The net debt to EBITDA ratio stands at 3.10x in March 2016 compared to 3.19x in December 2015

•                 Operating cash generation is maintained in order to fund growth projects. The cash balance is more than Euros 1,000 million and the liquidity position exceeds Euros 1,450 million

•                 The company has announced a new industrial expansion plan and continues with its initiatives to increase access to plasma

Barcelona, 5 May 2016.-  Grifols (MCE: GRF, MCE: GRF.P and NASDAQ: GRFS) increased its net revenues by +5.6% (+1.5% cc) to Euros 958.9 million in the first quarter of 2016. Recurring sales (excluding Raw Materials and Others) grew by +7.1% (+2.9% cc), with revenues of Euros 938.8 million.

The Bioscience Division was the main driver of growth, with revenues rising by +10.9% (+6.3% cc) to Euros 754.9 million. The demand for plasma proteins continued its upward trend, with growth in the main proteins and a notable contribution from sales of alpha-1 antitrypsin and albumin. The company maintained the leadership position of its IVIG at global level(2).

Revenues of the Diagnostic Division amounted to Euros 161.0 million, decreasing by -6.7% (-9.9% cc). For comparison purposes, the revenues reported in the first quarter of 2015 included the impact of certain contracts for systems using NAT technology (Procleix® NAT

(1) Constant currency(cc) excludes the impact of exchange rate movements

(2) Market Research Bureau (MRB) 2014 dated February 2016

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Solutions) signed in Japan, as well as higher revenues deriving from the old contract signed with Abbott, which remained in force during the first half of 2015. The new contract signed in July 2015, with a total value of approximately USD 700 million, includes new conditions and extends the supply of antigens until 2026.

Revenues of the Hospital Division were stable at Euros 22.8 million compared with Euros 23.3 million for the same period of 2015, falling by -1.8% (-1.2% cc). These revenues continue to be impacted by the slowdown in public tenders relating to the areas of Pharmatech (which includes hospital logistics) and Contract Manufacturing. Grifols continues to lay the foundations for the growth of this division in the United States.

Grifols’ EBITDA rose by +0.9% to Euros 282.5 million. The EBITDA margin was 29.5% of revenues.

The geographic mix of revenues and improved manufacturing efficiencies helped to offset the negative impact on margins caused by the simultaneous operation of the two fractionation plants in Clayton (North Carolina, United States) while all production is transferred to the new plant; as well as higher plasma costs from the acceleration of investments for the opening of new donor centres, and the trend towards greater incentives to reward donors for their time. The margins seen in the first quarter of 2015 were also favoured by revenues from royalties relating to the transfusion diagnostics unit, which decline in 2016.

EBIT was impacted by the higher depreciation charges expected following the progressive start of operations at the new fractionation plant at Clayton. In the first quarter of 2016, EBIT stood at Euros 231.5 million (-2.1%), representing 24.1% of revenues.

The financial result improved due to lower financial expenses mainly related to the lower impact of exchange differences.

Grifols’ net profit was Euros 125.2 million (-2.5%). This represents 13.1% of the company’s net revenues. The increase in depreciation charges relating to the new fractionation plant and a higher effective tax rate compared with the first quarter of 2015 explain its evolution.

Grifols’ effective tax rate was 24.0%, reflecting the contribution of profits from the different geographical regions in which the company operates.

At the end of the first quarter of 2016, net financial debt was Euros 3,614.7 million, showing the progressive reduction of indebtedness. Most of the company’s financial debt is denominated in US Dollars and was favoured by the moderate appreciation of the Euro against the Dollar in the first quarter of the year. Consequently, the net debt to EBITDA ratio fell to 3.10x, compared with 3.19x reported in December 2015. Excluding the exchange rate impact, it was 3.22x.

Grifols maintains strong operating cash generation in order to fund planned growth projects and meet its objective of reducing financial leverage, which remains a priority.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

At 31 March 2016, the company’s cash position exceeded Euros 1,000 million, with undrawn credit lines for more than Euros 450 million. The group’s liquidity position was above Euros 1,450 million.

Total consolidated assets as at March 2016 were Euros 9,239.0 million.

On 4 January 2016, the stock split approved by Grifols’ Board of Directors became effective. Consequently, the company’s share capital as at 31 March 2016 was unchanged at Euros 119.6 million, although the total number of shares was modified. Following the stock split, Grifols’ share capital was represented by 426,129,798 ordinary shares (Class A) with a nominal value of Euros 0.25 per share and 261,425,110 non-voting shares (Class B) with a nominal value of Euros 0.05 per share.

Key figures for the first quarter of 2016:

In millions of euros except % and EPS	1Q 2016	1Q 2015	% Var
NET REVENUE (NR)	958.9	908.4	5.6%
GROSS MARGIN	49.4%	49.7%
R&D	47.7	50.9	(6.4)%
% NR	5.0%	5.6%
EBITDA	282.5	280.0	0.9%
% NR	29.5%	30.8%
EBIT	231.5	236.4	(2.1)%
% NR	24.1%	26.0%
GROUP PROFIT	125.2	128.5	(2.5)%
% NR	13.1%	14.1%
ADJUSTED(1) GROUP PROFIT	140.2	148.7	(5.7)%
% NR	14.6%	16.4%

CAPEX	57.5	68.3	(15.8)%
EARNINGS PER SHARE (EPS)(2)	0.18	0.19	(5.3)%

	March 2016		December 2015	% Var
TOTAL ASSETS	9,239.0		9,601.7	(3.8)%
TOTAL EQUITY	3,297.4		3,301.4	(0.1)%
CASH & CASH EQUIVALENTS	1,007.6		1,142.5	(11.8)%
LEVERAGE RATIO	(3.10/3.22cc	)(3)	3.19

(1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2) EPS as of March 31, 2015 calculated taking into consideration the 2:1 split effective 4 January 2016

(3) Constant currency (cc) excludes the impact of exchange rate movements

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

REVENUES BY DIVISION

•                  Bioscience Division: 78.7% of revenues

Revenues of the Bioscience Division rose by +10.9% compared with the first quarter of 2015, to Euros 754.9 million. On a like-for-like basis, at constant exchange rates (cc), they grew by +6.3%. The company is focused on the growth in demand for its main proteins, geographical expansion and innovation.

Sales of alpha-1 antitrypsin contributed significant growth driven by North America and Europe, which is the result of the effectiveness of Grifols alpha-1 screening programs in those regions. Sales of this protein continue to be one of the division’s drivers of growth, and reflect the ongoing commercial efforts made to strengthen the pneumology area and to position Grifols in the field of respiratory diseases.

Sales of albumin were very strong in China and the United States, the main markets for this protein, while sales of factor VIII maintained its upward trend, driven by growth in the commercial market, mainly in the United States, and by the increased volumes provided by the public tenders market. The growth in sales of IVIG was steady, with a stabilisation of the competitive dynamic seen for this plasma product in the United States in recent periods.

Grifols continued with its strategy of pursuing balanced growth in sales of plasma products in order to optimise raw materials costs and production capacity.

The most significant milestones of the first quarter of 2016 included the following:

•                      FDA approval to use the fraction IV-1 produced at the Parets del Vallès fractionation plant (Barcelona, Spain) in the purification plant also located in Parets del Vallès for producing the alpha-1 antitrypsin marketed in Europe. Until that time, it had been possible to use only the intermediate product manufactured at the Clayton fractionation plant, so this approval provides flexibility, agility and greater efficiency for the production processes, in line with Grifols’ goals.

•                      Grifols’ logistics centre in Ireland obtained authorisation from the Irish medicines agency (Health Products Regulatory Authority, HPRA) to import and store plasma and intermediate products, as well as to import, label and distribute finished medicinal products from Grifols’ three hemoderivatives manufacturing plants in the United States and Spain. This authorisation represents an important milestone for the start of activity in the facilities.

With regard to investment, the company continues with its policy of increasing its industrial capacity and plasma collection. To this end, Grifols has announced a new industrial expansion plan and is going ahead with its initiatives to increase plasma availability by opening new donor centres in the United States. In this regard, after the end of the first quarter, Grifols announced the agreement with Interstate Blood Bank Inc. (IBBI) to acquire 49% of its share capital for USD 100 million, subject to approval by the US competition authorities. In this way, Grifols strengthens its existing commercial ties with this company.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

•                      Diagnostic Division: 16.8% of revenue

Revenues of the Diagnostic Division amounted to Euros 161.0 million, decreasing by -6.7% (-9.9% cc). The blood typing line continues to be the division’s main growth driver. Sales of instruments (Wadiana® and Erytra®) and blood-typing reagents (DG-Gel® cards) remained strong and continued to drive the division’s penetration of the United States. This market has great potential for Grifols.

Revenues from systems using NAT technology (Procleix® NAT Solutions) for virological screening of blood donations and plasma were stable, despite the competitive landscape and the lower number of blood transfusions performed in certain developed countries. In comparative terms, however, these revenues were penalised by the high revenues reported in the same quarter of 2015, when a number of contracts signed in Japan were recognised.

When comparing sales of antigens used to manufacture diagnostic immunoassays it must be taken into account the impact of the new contract signed with Abbott which entered into force in the second half of 2015, with the old one remaining in force during the first part of the year. The new contract, with a total value of approximately USD 700 million, includes new conditions and extends the supply of antigens until 2026, ensuring higher levels of recurring income for this business line.

The most significant milestones of the first quarter of 2016 included the following:

•                      The company continues to make major efforts to promote its global expansion and strengthen its presence in strategic markets. Among the notable initiatives during the quarter, was the company’s presence at the 2016 Arab Health Exhibition & Congress one of the most important events held in the Middle East.

•                      A significant initiative in the field of innovation was the launch of an update for the Procleix® Tigris® system, the reference automated platform for blood banks all over the world, which allows blood donations to be analysed and screened for viruses. Under the name MAX Package, the system makes it possible to improve processing capacity.

•                      In relation to strategic agreements, Grifols will be marketing the new Meridian Illumigene diagnostic test in Spain, which allows detection of the malaria virus. Meridian recently received the CE Mark for this test. Illumigene is notable for its speed and effectiveness of diagnosis.

•                  Hospital Division: 2.4% of revenues

Revenues of the Hospital Division were stable at Euros 22.8 million compared with Euros 23.3 million for the same period of 2015, -1.8% (-1.2% cc). These revenues remain impacted by the slowdown in public tenders relating to the areas of Pharmatech (which includes hospital logistics) and Contract Manufacturing.

Grifols continues to lay the foundations for the growth of this division in the United States. A significant event during the quarter was the first introduction of the Kiro® Oncology system, which automates the preparation of intravenous medication for chemotherapy, in this market. The prestigious Ann & Robert H. Lurie Children’s Hospital in Chicago was the first centre in the United States to adopt this system, with training and support provided by Grifols’ team.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

•                  Raw Materials and Others Division: 2.1% of revenues

Grifols’ non-recurring revenues in the Raw Materials and Others Division amounted to
Euros 20.1 million, representing 2.1% of total revenues. These include, among others, third-party engineering projects performed by Grifols Engineering, all income deriving from manufacturing agreements with Kedrion, and revenues from royalties. As anticipated, the lower revenues for this division are directly related to the reduction in royalties earned by the transfusion diagnostics unit.

Revenues by division:

		% of Net		% of Net
In thousands of euros	1Q 2016	Revenues	1Q 2015	Revenues	% Var	% Var cc*

BIOSCIENCE	754,945	78.7%	681,027	75.0%	10.9%	6.3%
DIAGNOSTIC	161,040	16.8%	172,561	19.0%	(6.7)%	(9.9)%
HOSPITAL	22,838	2.4%	23,259	2.5%	(1.8)%	(1.2)%
SUBTOTAL	938,823	97.9%	876,847	96.5%	7.1%	2.9%
RAW MATERIALS AND OTHERS	20,110	2.1%	31,537	3.5%	(36.2)%	(38.2)%

TOTAL	958,933	100.0%	908,384	100.0%	5.6%	1.5%

* Constant currency (cc) excludes the impact of exchange rate movements

REVENUES BY GEOGRAPHIC REGION

94.0% of Grifols’ revenues were generated in international markets. The company continued to focus heavily on international markets in the first quarter of 2016.

In the United States and Canada, revenues rose by Euros 618.6 million, representing an increase of +9.1% (+2.6% cc). In the European Union, revenues fell by -6.5% (-6.6% cc) to Euros 159.8 million. Sales of plasma products (Bioscience Division) remained positive in both regions. However, the lower number of blood transfusions performed in certain developed countries restricted revenue growth in the area of transfusion medicine using NAT technology (Diagnostic Division) in the European and US markets.

The highest growth was seen in ROW (Rest of World), where revenues increased by +15.6% (+15.8% cc), and it already accounts for 16.7% of total revenues. Global expansion is one of the company’s main strategic pillars, and the Asia-Pacific region continues to be a priority due to its high potential for growth.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Revenues by geographic region:

		% of Net		% of Net
In thousands of euros	1Q 2016	Revenues	1Q 2015	Revenues	% Var	% Var cc*

US + CANADA	618,584	64.5%	567,112	62.4%	9.1%	2.6%
EU	159,819	16.7%	170,997	18.8%	(6.5)%	(6.6)%
ROW	160,420	16.7%	138,738	15.3%	15.6%	15.8%
SUBTOTAL	938,823	97.9%	876,847	96.5%	7.1%	2.9%
RAW MATERIALS AND OTHERS	20,110	2.1%	31,537	3.5%	(36.2)%	(38.2)%

TOTAL	958,933	100.0%	908,384	100.0%	5.6%	1.5%

* Constant currency (cc) excludes the impact of exchange rate movements

INVESTMENT ACTIVITIES: R&D, CAPEX AND ACQUISITIONS

•                  Research & Development (R&D)

From January to March 2016, net investment in R&D amounted to Euros 51.0 million, representing 5.3% of revenues.

In addition, Grifols invested Euros 3.8 million in AlbaJuna Therapeutics, a spin-off from the IrsiCaixa Institute for AIDS Research, which is developing a new treatment strategy based on monoclonal antibodies with great potential to neutralise HIV and activate the “natural killer” cells responsible for destroying cells infected by the virus.

The company continuous with various research projects in all its divisions.

•                  Capital Expenditure (CAPEX)

In the first three months of the year, Grifols invested Euros 57.5 million to continue improving and expanding the manufacturing facilities of its three divisions. The investments under way are progressing as planned.

In addition, Grifols’ Board of Directors approved a new industrial investment plan for the Bioscience Division, amounting to USD 360 million for the period 2016-2021, with the aim of ensuring sustained growth for the company over the long term. The planned new investments will allow Grifols to increase its production capacity in order to meet the growing demand for plasma products until 2028-2030.

The plan includes the construction of four plants: a plasma fractionation plant and an immunoglobulin purification plant, both in Clayton (United States); an albumin purification plant in Dublin (Ireland); and an alpha-1 antitrypsin purification plant in Barcelona (Spain).

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

The breakdown of these various projects is as follows:

					Estimated date
				Amount	for operations to
	Project	Product	Campus	(USD M)	start

1.	Plasma fractionation plant		Clayton, NC (US)	90	2022
2.	Purification plant for fraction II+III	IVIG	Clayton, NC (US)	120	2023
3.	Purification plant for fraction V	Albumin	Dublin (IRL)	85	2020
4.	Purification plant for fraction IV-1	Alpha-1 antitrypsin	Parets del Vallès, BCN (ESP)	65	2018
			TOTAL AMOUNT	360

The new fractionation plant will increase Grifols’ plasma needs. To ensure sufficient supplies of plasma, in 2015 the company approved a plan for the opening of new plasma donor centres in the United States, as well as the expansion, renovation and relocation of existing centres. The aim is to bring the total number of active plasmapheresis centres to 225 by 2021. The company already has 160 operational centres boasting the latest technology to increase the efficiency of the donation process.

In addition, Grifols plans to build a third analysis laboratory to absorb the increase in samples deriving mainly from the planned plasma donor centres. This is expected to be operational before 2019.

•                  Acquisitions

Minority stake (49%) in Interstate Blood Bank Inc. (IBBI)

After the end of the quarter, Grifols reached an agreement to make a financial investment of USD 100 million for 49% of the share capital of Interstate Blood Bank Inc. IBBI is one of the main private and independent plasma suppliers in the United States. The agreement includes an option to acquire the remaining 51% of the share capital for an additional
USD 100 million. The purchase option price is USD 10 million and has to be exercised by 2019.

The acquisition of this stake will enable Grifols to strengthen its existing commercial ties with this company.

Increase of Grifols’ stake in Progenika to 89.1%

In the first quarter of 2016, Grifols exercised the option to acquire 32.9% of Progenika’s shares for a total of Euros 25 million. Following this operation, Grifols’ stake in Progenika increased to 89.1% of the share capital.

Progenika specialises in the design and production of genomic and proteomic tests for in vitro diagnostics, disease prognosis, response prediction and drug therapy monitoring. It is also a pioneer in the development of molecular diagnostic technologies. With this acquisition, Grifols once again reinforces its commitment to research and development for its Diagnostic Division.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

The financial statements corresponding to the first quarter of 2016 attached in a separate document are part of the financial information provided by the company. All the documents are available on the Grifols website (www.grifols.com).

About Grifols

Grifols is a global healthcare company with more than 75-year legacy of improving people’s health and well-being through the development of protein therapies, hospital pharmacy products and diagnostic technology for clinical use.

The company is present in more than 100 countries worldwide and its headquarters are located in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 160 plasma donation centres in the U.S., and is a leading producer of plasma-derived medicines. As a recognised leader in transfusion medicine, Grifols offers a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks, and transfusion centres.

In 2015, sales exceeded 3,934 million euros with a headcount close to 14,700 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE: GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE: GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com

Legal Disclaimer

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols Group.

First Quarter 2016 Performance Summary

Operational and Financial Highlights - 1Q 2016 Grifols' revenues increase by +5.6% to Euros 959 million, driven by growth of +10.9% for the Bioscience Division The Bioscience Division grows by +10.9% (+6.3% cc*) and generates revenues of Euros 754.9 million. Positive growth of sales of the main plasma proteins Recurring revenues (excluding Raw Materials and Others) rise by +7.1% (+2.9% cc) to Euros 938.8 million The company continues to strengthen its geographical expansion: sales in ROW (Rest of World) increase by +15.6% (+15.8 cc) Solid operating results: EBITDA rises to Euros 282.5 million (+0.9%) and the EBITDA margin stands at 29.5% of revenues * Constant currency (cc) excludes exchange rate variations 2

3 Increased depreciation charges for the new fractionation plant and a higher effective tax rate have a negative impact on net profit, which amounts to Euros 125.2 million and represents 13.1% of revenues The progressive reduction of leverage continues. The net debt to EBITDA ratio stands at 3.10x in March 2016 compared to 3.19x in December 2015 Operating cash generation is maintained in order to fund growth projects. The cash balance is more than Euros 1,000 million and the liquidity position exceeds Euros 1,450 million The company has announced a new industrial expansion plan and continues with its initiatives to increase access to plasma Operational and Financial Highlights - 1Q 2016

Key financial figures - 1Q 2016 4 In millions of euros except % and EPS 1Q 2016 1Q 2015 % Var NET REVENUE (NR) 958.9 908.4 5.6% GROSS MARGIN 49.4% 49.7% R&D 47.7 50.9 (6.4%) % NR 5.0% 5.6% EBITDA 282.5 280.0 0.9% % NR 29.5% 30.8% EBIT 231.5 236.4 (2.1%) % NR 24.1% 26.0% GROUP PROFIT 125.2 128.5 (2.5%) % NR 13.1% 14.1% ADJUSTED (1) GROUP PROFIT 140.2 148.7 (5.7%) % NR 14.6% 16.4% CAPEX 57.5 68.3 (15.8%) EARNINGS PER SHARE (EPS) (2) 0.18 0.19 (5.3%) March 2016 December 2015 % Var TOTAL ASSETS 9,239.0 9,601.7 (3.8%) TOTAL EQUITY 3,297.4 3,301.4 (0.1%) CASH & CASH EQUIVALENTS 1,007.6 1,142.5 (11.8%) LEVERAGE RATIO (3.10/3.22cc) (3) 3.19 (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions (2) EPS as of March 31, 2015 calculated taking into consideration the 2:1 split effective 4 January 2016 (3) Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by division - 1Q 2016 5 In thousands of euros 1Q 2016 % of Net Revenues 1Q 2015 % of Net Revenues % Var % Var cc* BIOSCIENCE 754,945 78.7% 681,027 75.0% 10.9% 6.3% DIAGNOSTIC 161,040 16.8% 172,561 19.0% (6.7%) (9.9%) HOSPITAL 22,838 2.4% 23,259 2.5% (1.8%) (1.2%) SUBTOTAL 938,823 97.9% 876,847 96.5% 7.1% 2.9% RAW MATERIALS AND OTHERS 20,110 2.1% 31,537 3.5% (36.2%) (38.2%) TOTAL 958,933 100.0% 908,384 100.0% 5.6% 1.5% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 1Q 2016 6 In thousands of euros 1Q 2016 % of Net Revenues 1Q 2015 % of Net Revenues % Var % Var cc* US + CANADA 618,584 64.5% 567,112 62.4% 9.1% 2.6% EU 159,819 16.7% 170,997 18.8% (6.5%) (6.6%) ROW 160,420 16.7% 138,738 15.3% 15.6% 15.8% SUBTOTAL 938,823 97.9% 876,847 96.5% 7.1% 2.9% RAW MATERIALS AND OTHERS 20,110 2.1% 31,537 3.5% (36.2%) (38.2%) TOTAL 958,933 100.0% 908,384 100.0% 5.6% 1.5% * Constant currency (cc) excludes the impact of exchange rate movements

Profit & Loss account - 1Q 2016 7 In thousands of euros 1Q 2016 1Q 2015 % Var NET REVENUE (NR) 958,933 908,384 5.6% COST OF SALES (484,754) (457,282) 6.0% GROSS MARGIN 474,179 451,102 5.1% % NR 49.4% 49.7% R&D (47,665) (50,916) (6.4%) SG&A (195,061) (163,825) 19.1% OPERATING EXPENSES (242,726) (214,741) 13.0% OPERATING RESULT (EBIT) 231,453 236,361 (2.1%) % NR 24.1% 26.0% FINANCIAL RESULT (68,565) (74,246) (7.7%) SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES 1,351 (315) (529.0%) PROFIT BEFORE TAX 164,239 161,800 1.5% % NR 17.1% 17.8% INCOME TAX EXPENSE (39,417) (33,978) 16.0% % OF PRE-TAX INCOME 24.0% 21.0% CONSOLIDATED PROFIT FOR THE YEAR 124,822 127,822 (2.3%) RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (424) (668) (36.6%) GROUP PROFIT FOR THE PERIOD 125,246 128,490 (2.5%) % NR 13.1% 14.1%

Balance sheet (Assets) - March 31, 2016 8 March December 2016 2015 NON-CURRENT ASSETS 6,285,772 6,512,243 GOODWILL AND OTHER INTANGIBLE ASSETS 4,489,110 4,693,931 PROPERTY PLANT & EQUIPMENT 1,606,963 1,644,402 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 79,869 76,728 NON-CURRENT FINANCIAL ASSETS 30,362 30,388 OTHER NON-CURRENT ASSETS 79,468 66,794 CURRENT ASSETS 2,953,273 3,089,472 INVENTORIES 1,446,324 1,431,391 TRADE AND OTHER RECEIVABLES 468,114 483,196 OTHER CURRENT FINANCIAL ASSETS 965 1,294 OTHER CURRENT ASSETS 30,293 31,091 CASH AND CASH EQUIVALENTS 1,007,577 1,142,500 TOTAL ASSETS 9,239,045 9,601,715 In thousands of euros

Balance sheet (Equity & Liabilities) - March 31, 2016 9 March December 2016 2015 EQUITY 3,297,435 3,301,390 CAPITAL 119,604 119,604 SHARE PREMIUM 910,728 910,728 RESERVES 1,909,640 1,371,061 TREASURY STOCK (56,894) (58,575) INTERIM DIVIDENDS (119,615) (119,615) CURRENT YEAR EARNINGS 125,246 532,145 OTHER COMPREHENSIVE INCOME 403,888 540,855 NON-CONTROLLING INTERESTS 4,838 5,187 NON-CURRENT LIABILITIES 5,048,410 5,247,319 NON-CURRENT FINANCIAL LIABILITIES 4,414,739 4,597,654 OTHER NON-CURRENT LIABILITIES 633,671 649,665 CURRENT LIABILITIES 893,200 1,053,006 CURRENT FINANCIAL LIABILITIES 210,514 262,497 OTHER CURRENT LIABILITIES 682,686 790,509 TOTAL EQUITY AND LIABILITIES 9,239,045 9,601,715 In thousands of euros

Cash flow - 1Q 2016 10 In thousands of euros 1Q 2016 1Q 2015 GROUP PROFIT 125,246 128,490 DEPRECIATION AND AMORTIZATION 51,068 43,663 NET PROVISIONS (92) (4,965) OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL (2,837) (36,125) CHANGES IN INVENTORIES (70,455) (39,195) CHANGES IN TRADE RECEIVABLES (39,660) 48,767 CHANGES IN TRADE PAYABLES (4,935) (106,510) CHANGE IN OPERATING WORKING CAPITAL (115,050) (96,938) NET CASH FLOW FROM OPERATING ACTIVITIES 58,335 34,125 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (27,270) (58,040) CAPEX (57,537) (68,276) R&D/OTHER INTANGIBLE ASSETS (4,803) (9,036) OTHER CASH INFLOW / (OUTFLOW) (2,881) (266,667) NET CASH FLOW FROM INVESTING ACTIVITIES (92,491) (402,019) FREE CASH FLOW (34,156) (367,894) ISSUE / (REPAYMENT) OF DEBT (24,376) (29,442) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (29,761) (11,334) NET CASH FLOW FROM FINANCING ACTIVITIES (54,137) (40,776) TOTAL CASH FLOW (88,293) (408,670) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 1,142,500 1,079,146 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS (46,630) 127,299 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 1,007,577 797,775

Group profit reconciliation - 1Q 2016 11 In millions of euros 1Q 2016 1Q 2015 % Var GROUP NET PROFIT 125.2 128.5 (2.5%) % NR 13.1% 14.1% Amortization of deferred financial expenses 10.2 15.4 (33.8%) Amortization of intangible assets acquired in business combinations 9.5 10.1 (5.9%) Tax impacts of adjustments (4.7) (5.3) (11.3%) ADJUSTED (1) GROUP NET PROFIT 140.2 148.7 (5.7%) % NR 14.6% 16.4% (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

Share Performance - March 31, 2016 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B vs IBEX 35 BASE 100, from December 31, 2015 to March 31, 2016 Source: Infobolsa 12 Class A: -8.2% IBEX-35: -8.6% Class B:-9.1% 80 90 100 110 Dec-15 Jan-16 Feb-16 Mar-16

13 The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols Group. Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory
Date: May 5, 2016